SECU 14045288 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
JUN 02 2014
Washington DC
403

SEC FILE NUMBER
8-44204

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/13 (MM/DD/YY) AND ENDING 03/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Bermuda Securities Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Maxwell R. Roberts Building, 1 Church Street
(No. and Street)

(City)	(State)	(Zip Code)
Hamilton		HM 11

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Johnson — +441 294 2482
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG Cayman Islands
(Name – *if individual, state last, first, middle name*)

(Address)	(City)	(State)	(Zip Code)
P.O. Box 493 Century Yard, Cricket Square	George Town	Grand Cayman	KY1-1106

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

CW 6/4/14

OATH OR AFFIRMATION

I, John Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Bermuda Securities Ltd., as of March 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Don S. Laurenceo
Notary Public
4 Burnaby Street
P.O. Box HM 3014
Hamilton HM MX
Bermuda
Date: 30th May 2014.
MY COMMISSION DOES NOT EXPIRE

Financial Statements

FIRST BERMUDA SECURITIES LTD.

March 31, 2014

FIRST BERMUDA SECURITIES LTD.

Table of Contents

KPMG
PO Box 493
Century Yard, Cricket Square
Grand Cayman KY1-1106
CAYMAN ISLANDS

Telephone: +1 345 949-4800
Fax: +1 345 949-7164
Internet: www.kpmg.ky

Report of Independent Registered Public Accounting Firm

The Board of Directors
First Bermuda Securities Ltd.:

We have audited the accompanying financial statements of First Bermuda Securities Ltd., which comprise the statement of financial condition as of March 31, 2014, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of First Bermuda Securities Ltd. as of March 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

KPMG

Report of Independent Registered Public Accounting Firm (continued)

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG

May 30, 2014

FIRST BERMUDA SECURITIES LTD.

Statement of Financial Condition

March 31, 2014
(Expressed in Bermuda Dollars)

	Note		2014	2013
Assets				
Cash and cash equivalents			591,470	739,514
Brokerage commissions receivable			33,865	37,690
Due from related parties	5		0	3,616
Account maintenance fees receivable, net			69,450	0
Other receivables & prepaid expenses			15,195	13,761
Total assets		BM$	709,980	794,581
Liabilities				
Accounts payable & accrued liabilities			193,683	89,000
Due to related parties	5		208,307	155,616
Deferred revenue			60,750	0
Total liabilities			462,740	244,616
Stockholder's equity				
Capital stock				
Authorized, issued and fully paid				
50,000 shares of $1 par value each			50,000	50,000
Additional paid in capital			650,000	650,000
Accumulated deficit			(452,760)	(150,035)
Total stockholder's equity			247,240	549,965
Total liabilities and stockholder's equity		BM$	709,980	794,581

See accompanying notes to financial statements.

Approved on behalf of the Board of Directors on May 30, 2014.

JOHN JOHNSON
_________________________ Director

FIRST BERMUDA SECURITIES LTD.

Statement of Operations

Year ended March 31, 2014
(Expressed in Bermuda Dollars)

	Note		2014	2013
Income				
Brokerage commissions and other income			608,750	555,655
Administration fee income			0	78,857
Account maintenance fees			20,250	0
Interest income			(44)	197
Total income			628,956	634,709
Expenses				
Salaries, commission expense and benefits	4,5		261,481	341,956
Professional fees	5		288,321	170,695
Other operating expenses	5		117,658	79,513
Clearing and brokerage charges			90,117	105,294
Systems, software and communications	5		88,391	90,707
Rent and amenities	5		50,070	103,956
Secretary and filing fees			26,444	19,314
Uncollectible accounts expense			9,000	0
Bank charges			199	125
Total expenses			931,681	911,560
Net loss for the year		BM$	(302,725)	(276,851)

See accompanying notes to financial statements.

FIRST BERMUDA SECURITIES LTD.

Statement of Changes in Stockholder's Equity

Year ended March 31, 2014
(Expressed in Bermuda Dollars)

		2014	2013
Capital stock			
Capital stock at beginning and end of year		50,000	50,000
Additional paid in capital			
Additional paid in capital at beginning of year		650,000	0
Capital contributions		0	650,000
Additional paid in capital at end of year		650,000	650,000
Accumulated deficit			
(Accumulated deficit)/retained earnings at beginning of year		(150,035)	126,816
Net loss for the year		(302,725)	(276,851)
Accumulated deficit at end of year		(452,760)	(150,035)
Total stockholder's equity	BM$	247,240	549,965

See accompanying notes to financial statements.

FIRST BERMUDA SECURITIES LTD.

Statement of Cash Flows

Year ended March 31, 2014
(Expressed in Bermuda Dollars)

		2014	2013
Cash flows from operating activities			
Net loss for year		(302,725)	(276,851)
Adjustments to reconcile net income to net cash provided by operating activities:			
Change in brokerage commissions receivable		3,825	15,933
Change in amount due from/to related parties		56,307	(161,796)
Change in accounts receivable & prepaid expenses		(70,884)	7,520
Change in accounts payable and accrued liabilities		104,683	6,289
Change in deferred revenue		60,750	0
Cash used in operating activities		(148,044)	(408,905)
Cash flows from financing activities			
Capital contributions		0	650,000
Cash provided by financing activities		0	650,000
Net (decrease)/increase in cash and cash equivalents		(148,044)	241,095
Cash and cash equivalents at beginning of year		739,514	498,419
Cash and cash equivalents at end of year	BM$	591,470	739,514

See accompanying notes to financial statements

1. Incorporation and background information

First Bermuda Securities Ltd. (the "Company"), formerly known as First Bermuda Securities (BVI) Ltd., was incorporated on November 2, 1992 under the laws of the British Virgin Islands. Effective July 5, 2012, the Company re-domiciled to Bermuda and changed its name to First Bermuda Securities Ltd. The Company carries on business as a broker/dealer and is a registered member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of First Bermuda Group Ltd. ("FBG"), a company incorporated in Bermuda, which is wholly owned by Clarien Bank Limited ("Clarien"), also incorporated in Bermuda.

2. Significant accounting policies

The accompanying financial statements are prepared in conformity with U.S. generally accepted accounting principles. The following are the significant accounting policies adopted by the Company:

(a) Functional currency

These financial statements are presented in Bermuda dollars (BM$), which is the Company's functional currency. The Company transacts business in both Bermuda and United States dollars.

(b) Revenue recognition

Brokerage commissions are accounted for on a monthly basis and are accrued to the statement of financial condition date.

Income from account maintenance services is determined based on a set fee in accordance with standard customer terms. Account maintenance fee income is recognised as the income is earned and the services are delivered. Amounts billed but not yet earned are recognised as deferred revenue on the statement of financial condition.

All other items of income and expenses are recognised in the statement of operations on the accrual basis.

(c) Accounts receivable

Accounts receivable are recorded at invoiced amounts. Management may apply an allowance for doubtful accounts based on the best estimate of the amount of probable credit losses in the Company's existing accounts receivable balance. Account balances are charged off against the allowance for doubtful accounts after all means of collection have been exhausted and the potential for recovery is considered by management to be remote.

At March 31, 2014, management provided an allowance for doubtful accounts of BM$9,000 (2013:BM$nil) against account maintenance fees receivable.

(d) Interest income

Interest income is accrued to the statement of financial condition date.

2. Significant accounting policies (continued)

(e) Salaries, commission expenses and benefits

Salaries, commission expenses and benefits are accrued to the statement of financial condition date.

(f) Other income and expenses

All other items of income and expenses, including those allocated from group companies, are accrued to the statement of financial condition date.

(g) Cash and cash equivalents

Cash and cash equivalents are short-term, highly liquid investments with original maturities of less than three months from the date of acquisition. The Company considers cash and cash equivalents to be a Level 1 asset in the fair value hierarchy.

Any appreciation in value is recorded as interest income in the statement of operations. The Company maintains a bank account with Clarien for the daily operations of the Company.

(h) Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(i) Comprehensive income

The Company has no other comprehensive income other than the net income disclosed in the statements of operations and accumulated deficit. Therefore, separate statements of comprehensive income are not prepared.

(j) Comparative figures

Certain comparative amounts have been reclassified to conform to the presentation adopted in the current year.

3. Credit Risk

Credit risk is the risk of loss arising from a customer or counterparty failing to meet their financial obligations to the Company as they fall due. Financial assets which potentially subject the Company to credit risk consist principally of cash and cash equivalents and accounts receivable.

At March 31, 2014 the Company held BM$506,852 (2013:BM$669,526) in financial instruments represented by cash and cash equivalents at one financial institution in the United States and BM$84,618 (2013:BM$69,988) at one related party financial institution in Bermuda, as well as accounts receivable. As such, the Company is exposed to credit related losses in the event of non-performance by either financial institution. Accounts receivable were largely due from the financial institution in the United States. The Company believes that the credit risk arising from these financial assets is limited as management considers the counterparties to be credit worthy.

(Expressed in Bermuda Dollars)

4. Salaries and commission expenses

Commission expenses primarily represent the commissions paid by the Company to its employees for services provided to the Company. These expenses are computed as a sliding scale percentage on brokerage commission and other income earned by the Company and certain other Clarien group companies.

5. Related party transactions

FBG, Clarien, Clarien Investments Limited (CGIL) and Gibbons Management Services Limited (GMSL) are related parties of the Company. FBG and Clarien incurred general and administration expenses related to the operations of the Company. These expenses totalling BM$109,689 (2013: BM$187,656) were recharged to the Company during the year. Additionally, Clarien paid expenses totalling BM$410,873 (2013: BM$260,630) on behalf of the Company during the year for which it received reimbursement from the Company. The Company maintains a bank account with Clarien for the daily operations of the Company. The balance in this account at March 31, 2014 was BM$84,618 (2013: BM$69,989)

The Company recharged commission expenses totalling $44,694 (2013: BM$25,002) to CGIL representing approximately 15% of broker compensation for time spent on trading not related to the Company's income.

A Director of the Company was paid BM$28,750 (2013: BM$28,740) during the year for professional fees and expenses related to his role as a Director.

The Company uses GMSL to process its payroll and employee related expenses, which totalled BM$182,441 for the year ended March 31, 2014 (2013: BM$228,914). The remaining amount of BM$80,540 (2013: BM$113,042) was paid to employees directly from the Company.

The Company settles its related party balances on a net basis. These amounts are interest free, unsecured and have no fixed terms of repayment.

6. Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in the Rule, not exceed 15 to 1. At March 31, 2014, the Company had net regulatory capital of BM$223,345 (2013: BM$522,588) per Schedule 1, which was BM$192,496 (2013: BM$506,280) in excess of its required net capital of BM$30,849 (2013: BM$16,308) and the ratio of aggregate indebtedness to net capital was 2.1 to 1 (2013: 0.5 to 1).

7. Taxation

The Company is not subject to corporate income taxes on profits or capital gains in Bermuda.

Management does not consider the Company to be engaged in a United States trade or business and therefore not subject to United States income taxes. If the Company should be considered to be engaged in a United States trade or business, it could be subject to federal income tax, Federal alternative minimum tax and branch profits tax.

Management is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority based on the technical merits of the position. Management has evaluated all tax positions and does not consider the Company to be engaged in trade or business in any jurisdiction other than Bermuda and therefore is not subject to income taxes. If the Company should be considered to be engaged in a trade of business in a jurisdiction outside of Bermuda, it could be subject to income taxes.

Management does not believe there are any tax positions taken by the Company that are subject to uncertainty and as a result, no provisions have been made in these financial statements.

8. Fair values of financial instruments

The fair values of financial assets and liabilities, which include accounts receivable and prepaid expenses, cash and cash equivalents, brokerage commissions receivable, due to/from group companies, accounts receivable and prepaid expenses and accounts payable and accrued liabilities approximate their carrying amounts as they are generally due on demand or earn interest at market rates.

9. Subsequent events

In preparing these financial statements management has evaluated and disclosed all material subsequent events up to May 30, 2014 which is the date that the financial statements were available to be issued.

FIRST BERMUDA SECURITIES LTD. **Schedule 1**

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

March 31, 2014
(Expressed in Bermuda Dollars)

		2014	2013
Net capital			
Total stockholder's equity		247,240	549,965
Total stockholder's equity qualified for net capital		247,240	549,965
Other deductions (excess fidelity bond)		0	(10,000)
Total capital and allowable subordinated liabilities		247,240	539,965
Deductions and/or charges:			
Non-allowable assets:			
Accounts receivable		(8,701)	0
Prepayments		(15,194)	(13,761)
Amount due from group companies		0	(3,616)
Affiliated bank balances		0	0
Total deductions and/or charges		(23,895)	(17,377)
Net capital before haircuts on securities positions		223,345	522,588
Net capital	BM$	223,345	522,588
Aggregate indebtedness:			
Items included in statement of financial condition:			
Accounts payable and accrued expenses		462,740	244,616
Total aggregated indebtedness	BM$	462,740	244,616
Computation of basic net capital requirement			
Minimum net capital required		30,849	16,308
Net capital		223,345	522,588
Excess net capital	BM$	192,496	506,280
Ratio: Aggregate indebtedness to net capital		2.1:1.000	0.5:1.000

The amount stated for net capital in this Schedule is not materially different from the amount stated in Part 11A of the Company's report submitted to FINRA on Form X-17A-5 for the period ended March 31, 2014; and, therefore, a reconciliation is not required.

KPMG
PO Box 493
Century Yard, Cricket Square
Grand Cayman KY1-1106
CAYMAN ISLANDS

Telephone: +1 345 949-4800
Fax: +1 345 949-7164
Internet: www.kpmg.ky

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Board of Directors
First Bermuda Securities Ltd.:

In planning and performing our audit of the financial statements of First Bermuda Securities Ltd. (the "Company"), as of and for the year ended March 31, 2014, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5 (continued)

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2014, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG

May 30, 2014